UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)
BULLFROG GOLD CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
12021A107
(CUSIP Number)

RMB Australia Holdings Limited Level 13, 60 Castlereagh Street Sydney, NSW 2000 Australia

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copy to: Rick Winters RMB Resources, Inc. 3500 S Wadsworth Blvd, Suite 405 Lakewood, Colorado 80235 USA
December 14, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS: RMB Australia Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sydney, Australia

	7	SOLE VOTING POWER
NUMBER OF
SHARES		7,000,000
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH
	9	SOLE DISPOSITIVE POWER

		7,000,000

	10	SHARED DISPOSITIVE POWER
		None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%
14	TYPE OF REPORTING PERSON CO, BK

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D relates is the common stock (“Common Shares”) and warrants over Common Stock, of Bullfrog Gold Corp. (“Issuer”), a Delaware corporation having its principal executive offices at 897 Quail Run Drive, Grand Junction, CO  81505.

Item 2.	Identity and Background.

This statement on Schedule 13D is being filed by RMB Australia Holdings, Ltd. (“RMBAH”), a corporation organized under the laws of Australia.  RMBAH’s principal business is in financial services.  RMBAH has its principal offices at Level 13, 60 Castlereagh Street, NSW 2000, Australia.

During the last five years, RMBAH has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 14, 2012, RMBAH entered a credit facility with Standard Gold Corporation, a Nevada corporation.  Issuer provided a Guaranty and security for the transaction.  As additional consideration for entering the credit facility, Issuer made available the warrants, which have not been exercised by RMBAH.

Item 4.	Purpose of Transaction.

RMBAH intends to hold the Common Shares, including the warrants and Common Shares issuable upon exercise thereof, solely for investment purposes.

RMBAH currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of this Schedule 13D filing.  However, RMBAH reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, RMBAH reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which RMBAH and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5.	Interest in Securities of the Issuer.

(a), (b)	See the information set forth on the cover page hereof.

(c)	RMBAH has not effected any transaction in the Common Shares during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  March 8, 2013

RMB AUSTRALIA HOLDINGS, LTD.

/s/ Gregory Gay
Name:	Gregory Gay
Title:	Finance Director